Exhibit 99.1

Merus announces re-election of directors

TORONTO, March 30, 2016 /CNW/ - Merus Labs International Inc. ("Merus" or the "Company") [TSX: MSL, NASDAQ: MSLI] reported today the results of its 2016 annual general meeting of shareholders held on March 30, 2016.

All directors nominated as listed in the Company's management information circular dated February 26, 2016 were re-elected as members of the board as follows:

Director	Votes For	% For	Withheld Votes	%
Michael Cloutier	48,379,697	98.28%	848,566	1.72%
Robert S. Pollock	47,798,438	97.10%	1,429,825	2.90%
Timothy G. Sorensen	47,797,737	97.09%	1,430,526	2.91%
David D. Guebert	47,796,057	97.09%	1,432,206	2.91%
Theresa Firestone	47,598,927	96.69%	1,629,336	3.31%
Barry Fishman	48,401,638	98.32%	826,625	1.68%
Robert Bloch	49,146,998	99.83%	81,265	0.17%

In addition, shareholders approved the appointment of MNP LLP,
Chartered Accountants, as the auditor of Merus to hold office until the next annual meeting of shareholders.

About Merus Labs

Merus Labs is a specialty pharmaceutical company focused on acquiring established products. The Company leverages its expertise and commercial platform in Europe, Canada and select other markets to deliver value.

SOURCE Merus Labs International Inc.

%CIK: 0001031516

For further information: Phone: (416) 593-3725, Email: info@meruslabs.com

CO: Merus Labs International Inc.

CNW 21:44e 30-MAR-16